SECUR 08032077 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36138

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2007 (MM/DD/YY) AND ENDING April 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oak Tree Securities, Inc.

OFFICIAL USE ONLY
18126
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1576 Second St., Suite F
(No. and Street)

Livermore, (City) California (State) 94550 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Godinez, Chief Executive Officer (925) 245-0570
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2815 Mitchell Drive, Suite 105, Walnut Creek, CA 94598
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 4 2008
THOMSON REUTERS

Section
JUN 25 2008
Washington, DC
104

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Godinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Tree Securities, Inc., as of April 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

DEBRA ROSE
COMM. # 1631243
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXP. DEC. 28, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***David Godinez***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 24th day of June, 2008

at Livermore, California

David Godinez, Chief Executive Officer
Oak Tree Securities, Inc.

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Oak Tree Securities, Inc.
Livermore, California

We have audited the accompanying statement of financial condition of Oak Tree Securities, Inc. as of April 30, 2008 and the related statements of operations, changes in Company equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Tree Securities, Inc. as of April 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

June 23, 2008

OAK TREE SECURITIES, INC.
Statement of Financial Condition
April 30, 2008

ASSETS

Cash in bank	$	69,600
Deposits with clearing broker		17,113
Total cash		86,713
Commissions receivable		41,477
Furniture and equipment, net of accumulated depreciation of $13,683		-
Total Assets	$	128,190

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions payable	$	37,329
Current income taxes payable		7,453
Deferred income tax liabilities		934
		45,716

STOCKHOLDERS' EQUITY

Stockholders' equity:		
Common stock; Class A 100,000 shares authorized, 1,000 shares issued		100
Class B, 100,000 shares authorized, 360 shares issued		12,186
Paid-in capital		37,225
Retained earnings		32,963
Total stockholders' equity		82,474
Total Liabilites and Stockholders' Equity	$	128,190

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Operations
For the Year Ended
April 30, 2008

Revenue		
Fees and commissions earned	$	1,255,503
NASD distribution		35,000
Interest and other income, including reimbursements		11,167
Total revenues		1,301,670
Commission and brokerage expense		1,142,116
Gross profit		159,554
Expenses		
Secretary and receptionist		24,962
Management fee		8,000
Rent		9,942
Insurance		1,761
Telephone and communication		5,291
Regulatory fees		8,114
Professional fees		27,799
Office expense		1,205
Outside services		23,698
Printing and delivery		1,899
Meals and seminars		2,023
Other		1,556
Total expenses		116,250
Income before income tax expense		43,304
Income tax expense:		
Current - California		3,311
Current - Federal		4,942
Deferred - California		367
Deferred - Federal		567
Total income tax expense		9,187
Net income	$	34,117

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Changes in Company Equity
For the Year Ended
April 30, 2008

	Common Stock Class A	Common Stock Class B	Paid-in Capital	Retained Earnings	Total
Balance - April 30, 2007	$ 100	$12,186	$34,225	$ 16,846	$ 63,357
Dividends declared	-	-	-	(18,000)	(18,000)
Capital contribution	-	-	3,000	-	3,000
Net income	-	-	-	34,117	34,117
Balance - April 30, 2008	$ 100	$12,186	$37,225	$ 32,963	$ 82,474

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended
April 30, 2008

Cash flows from operating activities:	
Net income	$ 34,117
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	-
Changes in operating assets and liabilities:	
Decrease in commissions receivable	63,666
Decrease in commissions and accounts payable	(57,771)
Increase in income taxes payable	6,653
Increase in deferred income taxes	934
Net cash provided by operating activities	47,599
Cash flows from financing activities:	
Paid-in capital	3,000
Dividends paid	(18,000)
Net cash used in financing activities	(15,000)
Net increase in cash	32,599
Cash at beginning of year	54,114
Cash at end of year	$ 86,713

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Oak Tree Securities, Inc. (the "Company"), is registered as a broker and dealer in securities with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). It transacts trades in equity securities through other brokers on a "fully disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests.

During the year, FINRA assumed the regulatory responsibilities from the National Association of Securities Dealers (NASD). In connection with the transfer of responsibilities, member of the NASD received a $35,000 cash distribution.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred. Commission revenue and the related commission expense is recorded on the trade date of transactions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank and one savings institution with FDIC insurance of up to $100,000 each. An additional deposit was maintained with a clearing broker, which is insured by SPIC.

Investments

When the company has firm investments in various equity securities, they are carried at fair value.

Income taxes

When appropriate, deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and it reported amount in the financial statements brought about because the Company files income tax returns on the cash basis.

The deferred tax liability at April 30, 2008 was not recorded because the Company has net operating loss carryforwards for both federal and California purposes.

Depreciation

Furniture and equipment were depreciated on a straight-line basis over five years and fully depreciated at April 30, 2008.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.42 to 1 at April 30, 2008. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At April 30, 2008, the Company had net capital as defined of $82,474, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements

3. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Commitment

The Company has a two-year commitment of $5,000 per month, beginning January 1, 2008 for management services.

5. Income Taxes

The Company reports its income on the cash method of accounting for income tax purposes; and uses the accrual method of accounting for financial statements. These financial statements include annual depreciation based on 20% of the cost of purchased assets. For income tax purposes, these assets are expensed using accelerated methods. The statements include income and expenses generated by commissions receivable from investment companies and commissions payable to Company representatives, which is not reported for tax purposes until the cash is received or paid. These differences create "timing" differences between taxable income and financial statement income. Finally, the losses for the years ended April 30, 2005, 2004 and 2003 create an offset to future year's taxable income, including the years ended April 30, 2006, 2007, and 2008.

5. Income Taxes (continued)

The following is the computation of income tax expense:

Income Tax Expense	California	Federal	Expense
Net income per financial statements	$ 34,117	$ 34,117	
Provision for deferred income tax liability	934	934	934
Provision for current income taxes	8,253	8,253	
Deduction not allowable	294	294	
Deferred tax items:			
Decrease in accounts receivable	63,667	63,667	
Decrease in accounts payable	(58,571)	(58,571)	
California Franchise Tax – prior year	-	(800)	
Taxable income - subtotal	48,694	47,894	
Prior years net operating losses applied	(11,243)	(14,946)	
Taxable income - net	$ 37,451	$ 32,948	
Income tax thereon - current	3,311	4,942	8,253
Deferred income tax provision	367	567	934
Total income tax expense, including deferred	$ 3,678	$ 5,509	$ 9,187

The following items at April 30, 2008 constitute the items deferred in reporting for the tax purposes:

	Timing Difference		Deferred Tax Effect	
Commissions receivable	$ 41,476			
Commissions and accounts payable	(37,329)			
Deferred for California purposes	$ 4,147	California	$ 367	at 8.84%
Deferred for Federal purposes	$ 3,580	Federal	567	at 15%
		Total	$ 934	

6. Common Stock

The Company has two classes of common stock: Class A shareholders (currently, one) are entitled to vote two directors and Class B shareholders (currently, 10) are entitled to vote for two directors.

7. Cash Deposit

Consistent with industry practice, the Company's clearing broker, Wedbush Morgan is holding $17,113 as a deposit for unpaid security transactions.

8. Contingency

The Company is involved in pending litigation involving a class action brought by investors. A cross-complaint by the defendant naming the Company was filed after a judicial verdict against the defendant. The court has granted the defendant a new trial after the 2004 judicial verdict. No factual basis for wrongdoing on the part of the Company has yet been disclosed and no such finding as yet been made against the Company.

SUPPLEMENTARY INFORMATION

OAK TREE SECURITIES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
April 30, 2008

Stockholders' equity	$ 82,474
Assets no allowed for net capital purposes:	
Furniture and equipment, net	-
Total unallowed assets	-
Net Capital	$ 82,474
Minimum net capital required (6 2/3% of $45,716 aggregate indebtedness or the minimum of $5,000	$ 5,000
Net capital in excess of requirement	$ 77,474
Ratio of aggregate indebtedness ($45,716 to net capital ($82,474) (required to be less than 15 to 1)	0.55 to 1

	Aggregate Indebtedness	Net Capital	Ratio
Focus Report as filed	$ 38,129	$ 89,863	0.42 to 1
Record tax liabilities	7,587	(7,587)	
Record interest in bank	-	198	
Adjusted amounts above	$ 45,716	$ 82,474	0.55 to 1

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Oak Tree Securities, Inc.
Livermore, California

In planning and performing our audits of the financial statements and supplemental schedule of Oak Tree Securities, Inc. (the "Company"), for the year ended April 30, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control* deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant* deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members and management of the Company, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

June 23, 2008

OAK TREE SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULE

APRIL 30, 2008

END

Cropper Accountancy Corporation
Certified Public Accountants